UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   January 27, 2006                   /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President

--------------------------------------------------------------------------------



                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE SIX MONTHS ENDED
                                NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)

--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Rochester Resources Ltd. (FORMERLY HILTON RESOURCES LTD.) for the six months ended November 30, 2005 have been prepared by management and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)



                                                   NOVEMBER 30,       MAY 31,
                                                       2005            2005
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                    191,228         227,589
Amounts receivable                                       18,919          39,027
Prepaid expenses and deposits                               242           9,636
                                                   ------------    ------------
                                                        210,389         276,252
CAPITAL ASSET                                             4,050           4,764

OTHER ASSETS (Note 3)                                         -           6,300
                                                   ------------    ------------
                                                        214,439         287,316
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 17,797          31,006
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 4)                               70,987,113      70,970,313

CONTRIBUTED SURPLUS                                     347,545         286,125

DEFICIT                                             (71,138,016)    (71,000,128)
                                                   ------------    ------------
                                                        196,642         256,310
                                                   ------------    ------------
                                                        214,439         287,316
                                                   ============    ============

NATURE OF OPERATIONS AND CHANGE OF NAME (Note 1)

SUBSEQUENT EVENTS (Note 8)

APPROVED BY THE BOARD

/s/ DOUG GOOD     , Director
-----------------
/s/ ANDREW CARTER , Director
-----------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)




                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                           NOVEMBER 30,                     NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

EXPENSES

Accounting and administration                            16,740          22,500          30,990          38,300
Audit                                                     2,517               -           2,517               -
Depreciation                                                357             835             714           1,670
Investor relations                                            -           9,000           3,000          18,000
Legal                                                     2,424           6,773           3,374          10,317
Management fees                                          13,833               -          20,833               -
Office                                                    5,631           3,756           6,774           5,584
Professional fees                                             -           6,482           6,045           7,232
Regulatory                                                4,542           4,538           6,792           5,263
Shareholder costs                                         2,611           3,558           5,318           3,558
Stock-based compensation (Note 5)                        61,420          64,700          61,420          64,700
Transfer agent                                            5,417           5,801           9,892           6,650
Travel                                                    3,000           1,477           3,299           3,839
                                                   ------------    ------------    ------------    ------------
                                                        118,492         129,420         160,968         165,113
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (118,492)       (129,420)       (160,968)       (165,113)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Write-off of receivable                                 (20,000)              -         (20,000)              -
Gain on sale of other assets                                  -               -          40,980           5,880
Interest and other income                                   633             958           3,824             958
Foreign exchange                                          2,364         (20,992)         (1,724)        (16,809)
                                                   ------------    ------------    ------------    ------------
                                                        (17,003)        (20,034)         23,080          (9,971)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (135,495)       (149,454)       (137,888)       (175,084)

DEFICIT - BEGINNING OF PERIOD                       (71,002,521)    (69,916,771)    (71,000,128)    (69,891,141)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (71,138,016)    (70,066,225)    (71,138,016)    (70,066,225)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.06)         $(0.08)         $(0.06)         $(0.09)
                                                   ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                        2,230,735       1,854,003       2,230,868       1,853,869
                                                   ============    ============    ============    ============



          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)





                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                           NOVEMBER 30,                     NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2005            2004            2005            2004
                                                         $               $               $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (135,495)       (149,454)       (137,888)       (175,084)
Adjustment for items not involving cash
     Depreciation                                           357             835             714           1,670
     Stock-based compensation                            61,420          64,700          61,420          64,700
     Gain on sale of other assets                             -               -         (40,980)         (5,880)
                                                   ------------    ------------    ------------    ------------
                                                        (73,718)        (83,919)       (116,734)       (114,594)
(Increase) decrease in amounts receivable                19,819          (8,200)         20,108         (43,387)
(Increase) decrease in prepaid expenses
     and deposits                                         7,725             982           9,394            (380)
Increase (decrease) in accounts payable
     and accrued liabilities                             (3,086)           (140)        (13,209)         13,068
                                                   ------------    ------------    ------------    ------------
                                                        (49,260)        (91,277)       (100,441)       (145,293)
                                                   ------------    ------------    ------------    ------------
FINANCING ACTIVITY

Issuance of common shares                                16,800           7,500          16,800           7,500
                                                   ------------    ------------    ------------    ------------
INVESTING ACTIVITIES

Expenditures on capital assets                                -               -               -            (200)
Expenditures on unproven mineral interests                    -         (78,560)              -        (214,439)
Proceeds from sale of other assets                            -               -          47,280           6,600
                                                   ------------    ------------    ------------    ------------
                                                              -         (78,560)         47,280        (208,039)
                                                   ------------    ------------    ------------    ------------
DECREASE IN CASH FOR THE PERIOD                         (32,460)       (162,337)        (36,361)       (345,832)

CASH - BEGINNING OF PERIOD                              223,688         344,545         227,589         528,040
                                                   ------------    ------------    ------------    ------------
CASH - END OF PERIOD                                    191,228         182,208         191,228         182,208
                                                   ============    ============    ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in cash                                         -               -               -               -
                                                   ============    ============    ============    ============
Income taxes paid in cash                                     -               -               -               -
                                                   ============    ============    ============    ============


          The accompanying notes are an integral part of these interim consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


1.       NATURE OF OPERATIONS AND CHANGE OF NAME

         The Company is engaged in the acquisition and exploration of unproven mineral interests in Mexico. During the 2005 fiscal year, the Company completed detailed exploration of its El Nayar Property in Mexico. No further work was recommended and, accordingly, the costs relating to the El Nayar Property was written off in the 2005 fiscal year. On January 8, 2006, the Company completed negotiations and entered into an option agreement to acquire up to a 51% interest in the Mina Real Property in Mexico. See Note 8(a).

         On August 25, 2005, the Company completed a consolidation of its share capital on a basis of one new share for ten old shares and changed its name from Hilton Resources Ltd. to Rochester Resources Ltd.

         As at November 30, 2005, the Company had working capital of $192,592. The Company will require additional financing to complete its earn-in of the Mina Real Property, identify and evaluate additional potential resource acquisitions and meet ongoing corporate overhead requirements. The Company expects to generate the necessary resources for the 2006 fiscal year through the sale of equity securities. No assurances can be given, however, that the Company will be able to obtain sufficient additional resources. If the Company is unsuccessful in generating anticipated resources from one or more of the anticipated sources and is unable to replace any shortfall with resources from another source, the Company may be unable to meet its obligations and continue its operations. In January 2006, the Company raised gross proceeds of $2.5 million, as described in Note 8(b).

         These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from the carrying values shown in the interim consolidated financial statements should the Company be unable to continue as a going concern. The ability of the Company to settle its liabilities as they come due and to fund ongoing operations is dependent upon the ability of the Company to obtain additional funding from equity financing. Failure to continue as a going concern would require restatement of assets and liabilities on a liquidation basis, which could differ materially from the going concern basis.


2.       SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these interim financial statements and accompanying notes. Actual results could differ from those estimates. These interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


3.       OTHER ASSETS
                                                   NOVEMBER 30,       MAY 31,
                                                       2005            2005
                                                         $               $

         Investment                                           -           6,300
                                                   ============    ============

         During the six months ended November 30, 2005, the Company sold its remaining 70,000 common shares of Halo Resources Ltd. for $47,280, realizing a gain of $40,980.


4.       SHARE CAPITAL

         Authorized:  Unlimited common shares without par value

         Issued:                                         NOVEMBER 30, 2005                 MAY 31, 2005
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                         $                               $

         Balance, beginning of period                 2,230,735      70,970,313       1,853,735      70,593,713
                                                   ------------    ------------    ------------    ------------
         Issued during the period
         For cash
             Private placements                               -               -         355,000         355,000
             Exercise of options                              -               -           3,000           7,500
             Exercise of warrants                        12,000          16,800               -               -
         Reallocation from contributed
             surplus relating to the exercise
                 of stock options                             -               -               -           6,600
         For unproven mineral interests                       -               -          10,000          10,000
         Finder's fee                                         -               -           9,000           9,000
                                                   ------------    ------------    ------------    ------------
                                                         12,000          16,800         377,000         388,100
         Less:  share issue costs                             -               -               -         (11,500)
                                                   ------------    ------------    ------------    ------------
                                                         12,000          16,800         377,000         376,600
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                       2,242,735      70,987,113       2,230,735      70,970,313
                                                   ============    ============    ============    ============

         (a) On August 25, 2005, the Company completed a consolidation of its share capital on a basis of one new share for ten old shares. All comparative share amounts and balances have been restated.

         (b) A summary of the number of common shares reserved pursuant to the Company's outstanding warrants at November 30, 2005, and the changes for the six months ended November 30, 2005, is as follows:
                                                                       NUMBER

                  Balance, beginning period                             688,500
                  Exercised                                             (12,000)
                  Expired                                              (352,000)
                                                                   ------------
                  Balance, end of period                                324,500
                                                                   ============

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


4.       SHARE CAPITAL (continued)

                  The following table summarizes information about the warrants outstanding and exercisable at November 30, 2005:

                  EXERCISE
                   PRICE                    NUMBER             EXPIRY DATE
                     $

                    3.10                    142,500            March 4, 2006
                    1.50                    182,000            February 7, 2007
                                         ----------
                                            324,500
                                         ==========

         (c)      See Note 8.

5.       STOCK OPTIONS AND STOCK-BASED COMPENSATION

         The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSX Venture Exchange. The options have a maximum term of five years.

         During the six months ended November 30, 2005, the Company granted 220,000 stock options to directors and consultants and recorded compensation expense of $61,420.

         The fair value of stock options granted to directors and consultants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants made during the period:

                  Risk-free interest rate                  3.26%
                  Estimated volatility                     125%
                  Expected life                          1.5 years
                  Expected dividend yield                   0%

         The weighted average fair value of all stock options granted during the period to the Company's directors and consultants was $0.28 per share.

         Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

         A summary of the Company's stock options at November 30, 2005 and the changes for the six months ended November 30, 2005 is presented below:

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)


5.       STOCK OPTIONS AND STOCK-BASED COMPENSATION (continued)

                                                                      WEIGHTED
                                                                       AVERAGE
                                                      OPTIONS         EXERCISE
                                                    OUTSTANDING        PRICE
                                                                         $

         Balance, beginning of period                   217,500         1.30
         Granted                                        220,000         0.50
         Cancelled                                     (217,500)        1.30
                                                   ------------
         Balance, end of period                         220,000         0.50
                                                   ============

         The following table summarizes information about the stock options outstanding and exercisable at November 30, 2005:

            NUMBER
         OUTSTANDING
             AND
         EXERCISABLE            EXERCISE PRICE          EXPIRY DATE
                                      $

             220,000                 0.50               November 10, 2008
         ===========


6.       CONTRIBUTED SURPLUS

         The Company's contributed surplus is comprised of the following:

                                                                   NOVEMBER 30,
                                                                       2005
                                                                         $
         Balance, beginning of period                                   286,125
         Stock-based compensation (Note 5)                               61,420
                                                                   ------------
         Balance, end of period                                         347,545
                                                                   ============


7.       RELATED PARTY TRANSACTIONS

         During the six months ended November 30, 2005, the Company incurred $54,823 for accounting, management, professional and consulting services provided by current and former directors and officers of the Company. As at November 30, 2005, $3,333 remained outstanding to the President of the Company on account of unpaid professional fees and has been included in accounts payable and accrued liabilities.

                            ROCHESTER RESOURCES LTD.
                        (FORMERLY HILTON RESOURCES LTD.)
                         (AN EXPLORATION STAGE COMPANY)
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005
                      (UNAUDITED - PREPARED BY MANAGEMENT)

8.       SUBSEQUENT EVENTS

         (a) On January 8, 2005, the Company entered into an option agreement with an arm's-length private company to acquire up to a 51% interest in the Mina Real Property located in Tepic, Mexico. The Mina Real Property is approximately 3,400 hectares. Under the agreement the Company is required to make initial option payments of US $110,000 and issue 250,000 common shares on closing. The Company can then earn its interests, as follows:

                  i) an initial 20% interest on funding the initial US $750,000 on exploration expenditures;
                  ii) a further 20% interest on funding a further US $750,000 on exploration expenditures; and
                  iii) a further 11% interest on payment of US $900,000, at the minimum rate of US $75,000 per month, commencing July 1, 2006, with each payment vesting at 0.9166% interest.

                  Closing of the agreement is subject to regulatory approval.

         (b) In January 2006, the Company completed private placements totalling 5 million units at $0.50 per unit. Each unit consisted of one common share and one half share purchase warrant. One full warrant is exercisable into one common share at $0.65 per common share on or before January 16, 2008, subject to a forced conversion provision which comes into effect once the common shares trade in excess of $1.00 for ten consecutive trading days. The Company paid $22,000 as finders' fees on the non-brokered portion of the private placement. On the brokered portion of the private placement, the Company paid $150,000, issued 25,000 common shares at a fair value of $12,500, and granted 150,000 agent's warrants exercisable on the same basis as the warrants. The Company also incurred approximately $20,000 of costs relating to the private placements.

         (c) On January 17, 2005, the Company granted stock options to its directors, employees and consultants to acquire 500,000 common shares at a price of $0.62 per share, for a term of three years.

                            ROCHESTER RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE SIX MONTHS ENDED NOVEMBER 30, 2005


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at January 24, 2006 and should be read in conjunction with the interim consolidated financial statements and the accompanying notes for the six months ended November 30, 2005 of Rochester Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at WWW.SEDAR.COM .

COMPANY OVERVIEW

The Company is currently a junior mineral exploration company and is actively engaged in the acquisition and exploration of precious metals on mineral interests located primarily in Mexico. During the 2005 fiscal year, the Company completed a detailed first and second phase exploration program of the El Nayor Property in Mexico and no further work was recommended on this mineral interest. In January 2006, the Company completed its negotiation to acquire up to a 51% interest in the Mina Real gold/silver property in Mexico.

On August 25, 2005, the Company completed a consolidation of its share capital on a 1 new for 10 old basis and changed its name from Hilton Resources Ltd. to Rochester Resources Ltd.

The Company is a reporting issuer in British Columbia, Alberta and Saskatchewan. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "RCT" and on the Over the Counter Bulletin ("OTCBB") under the symbol "RCTFF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

APPOINTMENTS AND CHANGES IN DIRECTORS AND OFFICERS

At the annual  general  meeting held on November 17, 2005,  Messrs.  Des O'Kell,
Nick DeMare, William Lee and Andrew Carter were elected to the Board of Directors. Mr. Des O'Kell was reappointed President and Mr. Harvey Lim was appointed corporate secretary.

On November 29, 2005, the Company appointed Mr. Douglas Good as director, President and Chief Executive Officer of the Company. Mr. Good has an extensive background in providing strategic planning, corporate restructuring, finance and senior management services to a range of companies in the start-up and early development phase. He has served as a director and in senior management positions of various public and private companies in the healthcare, software, mining and automotive industries in the US and in Canada. Mr. Good was a co-founder of Sonus Corp., a hearing healthcare provider, which grew from a single clinic in 1990 to a major North American provider of hearing healthcare. Mr. Good also has a strong background in commercial banking and leasing.

Also on November 29, 2005, Mr. Gil Leathley was appointed to the Company's Advisory Board. Mr. Leathley has worked in the mining industry since 1962. He has held various senior positions with major mining companies with his last position being Senior Vice-President and Chief Operating Officer of Homestake Resources. Since 2000, Mr. Leathley has been an independent consultant to several senior and junior mining companies. Mr. Leathley's operating experience will be an asset to the Company. On January 17, 2006, Mr. Leathley was subsequently appointed as a director of the Company.

In order to accommodate the appointments, on November 29, 2005, Mr. Des O'Kell resigned as President and Mr. Nick DeMare resigned as a director. On January 17, 2006, Mr. O'Kell also resigned as a director of the Company.

EXPLORATION PROPERTY

On January 8, 2006, the Company entered into a option agreement to acquire up to a 51% interest in the Mina Real gold/silver property comprising approximately 3,400 hectares. The Mina Real Property is located near Tepic, Nayarit, Mexico. Conditional on making initial option payments of US$110,000 and the issuance of 250,000 common shares, the Company will earn the following interests in the Mina Real Property:

    - an initial 20% interest on funding the first US$750,000 towards the 2006 work program;
    - a further 20% interest on funding the second US$750,000 towards the 2006 work program; and
    - a further 11% interest on payment of US$900,000 at the minimum rate of US$75,000 per month commencing mid-2006, with each payment vesting a 0.9166% interest.

Closing of the option agreement is subject to regulatory approval.

2006 WORK PROGRAM

The Mina Real Property has been the subject of extensive due diligence and is considered a core strategic asset which, in addition to having significant exploration potential, can quickly be brought into production to generate cash flow. The Company plans to proceed as soon as possible with the following development program:

    Phase 1:
    - Continuation of the underground development program which should see approximately 500 additional meters of drifts, raises and ramps developed over a two month period.
    - Complete the initial drill program to test high grade vein outcroppings located in the Tajos Cuates structure.
    -    Obtain environmental approvals for mill.

    Phase 2:
    -    Conditional on the results from Phase 1, the Company will proceed to:
         - Complete costing and planning to establish a 200-300 tonne / day conventional cyanidation plant.

         -    Construction of mill.

    Phase 3:
    -    Commencement of mining by mid-2006

With the establishment of the cyanidation mill near the mine site by the beginning of the third quarter of 2006, it is anticipated, that in addition to proving out the continuity of the Florida vein structure to the northwest of the current mine site, over 60,000 tonnes of material could be produced and processed over a 10 month time frame. The proposed development work would block out an estimated 400,000 tonnes of the Florida vein structure in preparation for bulk mining and increased production. The estimates of 60,000 tonnes and 400,000 tonnes are based on the mine workings completed to date and extensions of these same workings. These estimates are conceptual in nature and, while management is confident they can be achieved, additional exploration and development work is required and it is uncertain if further work will confirm these estimates.

Initial metallurgical testing, carried out in 2004 on samples taken from the Florida development, indicated recoveries in excess of 90% from a conventional milling operation. The Company plans to update this initial metallurgical testing.

THE MINA REAL PROPERTY

This is an advanced property on which the owner has expended over US$3 million to fund the initial high-risk exploration and development costs, including over 1,500 meters of mine development, involving five separate drifts at different elevations ranging from the 1140 meter elevation to the 1260 meter elevation.

In April through June of 2005, approximately 4,400 tonnes of gold-silver bearing quartz material was mined from the aforenoted segment of the Florida Vein structure. The owner has reported that the average head grade of the material processed was 8.3 grams per tonne of gold and 164.7 grams per tonne of silver.

Access is good to the mine location through 2.5 kilometers of recently developed road with water and power sources close to the proposed site for construction of an initial milling operation capable of processing 200-300 tonnes per day. To date four veins have been identified on the Mina Real Property. The Florida quartz veins 1, 2 and 3 and the Tajos Cuates vein. Other veins are known to exist but require exploration mapping and sampling. Initial development at the property consists of five portals ranging from 20 to 50 meters apart at different elevations of the Florida vein system.

Recent geological field work, such as geological mapping, limited trenching and drill core examination, indicate that the Florida Vein system may have good continuity to the northwest for at least another kilometer from the mine area and may have a vertical continuity of over 250 meters, as observed from surface outcrop to the bottom lowermost developed adit. Though there has been limited diamond drilling on the property one hole, F2-03, was drilled through the lower levels of the area designated by the above workings diagram. All three veins were intersected at elevations below the lowermost development adits with intersections ranging in width from 1.1 to 2.5 meters with grades of 0.52 g/t Au and 93.54 g/t Ag in the first vein, 12.73 g/t Au and 172 g/t Ag in the second vein and 5.50 g/t Au and 171 g/t Ag in the third vein.

As part of its due diligence at Mina Real, the Company has taken 51 chip vein samples, 1 grab sample, 4 duplicates, 3 blanks and 6 standards. Also, 20 pulp samples were assayed. Some highlights of the underground chip vein samples taken include:


  SAMPLE NO.       VEIN               WIDTH       GOLD         SILVER         DESCRIPTION
                                       (M)        G/T           G/T

    387322       Florida 3            1.00         8.4          226           Quartz Vein Level 260
    387324       Florida 3            0.98         9.62          67.2         Quartz Vein Level 260
    387325       Florida 3            1.07        11.5          123           Quartz Vein Level 260
    387334       Florida 2            0.70         2.44         848           Quartz Vein Level 210
    387339       Florida 3            2.10         9.61         202           Quartz Vein Level 160
    387342       Florida 3            1.30        14.25         260           Quartz Vein Level 160
    387362       Florida 2            1.55         6.27         501           Quartz Vein Level 185
    387367       Florida 2            1.10        14.55         336           Quartz Vein Level 185
    387369       Florida 3            1.60         9.15         119           Quartz Vein Level 185
    387393       Florida 3            0.80        16.80         115           Quartz Vein Level 140
    387397       Florida 3            1.13         4.66         723           Quartz Vein Level 140
    387398      Tajo Cuates           1.70         2.77        1330         Quartz Vein 1 - Main adit


A vein system called Tajos Cuates, located just south of the Florida Veins, has also been visited and sampled by the Company's qualified person. The vein where sampled has a true width of 1.70 meters and is composed of fractured quartz and concentrations of limonite and manganese oxides. The vein appears to be a large zone of secondary enrichment. The assay returned 2.77 g/t Au and 1,330 g/t Ag.

Mr. Victor Jaramillo, M.Sc.(A), P.Geo, the qualified person who has visited the property and prepared the geological technical disclosure in this release, indicates the geological potential on the Florida Vein system and at Tajos Cuates to be excellent. Mr Jaramillo will be completing the 43-101 qualifying report.

Based on the geological field work done to date, the average head grades experienced in the bulk samples mined in mid- 2005 and the identification of over three kilometers of quartz gold-silver vein structure in the Florida and Tajos Cuates structures, management believes there is excellent potential for the early development of a significant long-term revenue stream.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                                    FISCAL 2006                            FISCAL 2005                            FISCAL 2004
                              -----------------------   -------------------------------------------------   ----------------------
THREE MONTH PERIODS ENDING      NOV. 30      AUG. 31      MAY 31       FEB. 28      NOV. 30      AUG. 31      MAY 31      FEB. 29
                                   $            $            $            $            $            $            $           $
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ---------

OPERATIONS:

Revenues                               -            -            -            -            -            -            -           -
Net income (loss)               (135,495)      (2,393)    (781,151)    (152,752)    (149,454)     (25,630)    (106,071)   (259,358)
Basic and diluted
   income (loss) per share (1)     (0.06)       (0.00)       (0.40)       (0.08)       (0.09)       (0.01)       (0.10)      (0.21)
Dividends per share                    -            -            -            -            -            -            -           -

BALANCE SHEET:

Working capital                  192,592      249,510      245,246      313,811      235,799      390,778      550,932     483,189
Total assets                     214,439      274,800      287,316    1,060,962      783,112      860,506      872,928     643,624
Total long-term liabilities            -            -            -            -            -            -            -           -
                              -----------------------   -------------------------------------------------   ----------------------

(1) On August 25, 2005, the Company completed a consolidation of its share capital on a basis of one new for ten old shares. The basic and diluted income (loss) per share amounts have been restated.

RESULTS OF OPERATIONS

During the six months ended November 30, 2005, the Company recorded a loss of $137,888 ($0.06 per share) compared to a loss of $175,084 ($0.09 per share) for the six months ended November 30, 2004. The decrease in loss in the six months ended November 30, 2005 compared to the six months ended November 30, 2004 is primarily attributed to the gain on sale of marketable securities in the six months ended November 30, 2005. During the six months ended November 30, 2005, the Company sold its remaining 70,000 common shares of Halo Resources Ltd. for $47,280 (the six months ended November 30, 2004 - $6,600), resulting in a gain of $40,980 (the six months ended November 30, 2004 - $5,880).

General and administrative expenses of $160,968 were reported in the six months ended November 30, 2005, a slight decrease of $4,145, from $165,113 in the six months ended November 30, 2004. Specific expenses of note during the six months ended November 30, 2005 and 2004 are as follows:

         i) during the six months ended November 30, 2005, the Company incurred accounting and administrative fees of $30,990 (2004 - $38,300) provided by Chase Management Ltd., a private company owned by Mr. Nick DeMare, a former director of the Company;
         ii) effective June 29, 2005, Mr. Des O'Kell was appointed a director and the President of the Company. Management fees of $17,500 in 2005 were paid to Mr. O'Kell as the Company's President. Effective November 10, 2005, Mr. O'Kell resigned as President and Mr. Douglas Good was appointed director and President of the Company. Management fees of $3,333 were paid to Mr. Good.
         iii) during the six months ended November 30, 2005, the Company recorded a write-off of $20,000 due to the uncertainty of collection of the amount receivable from the Company's former joint venture partner. The Company is actively pursuing collection;
         iv) during the six months ended November 30, 2005, the Company incurred professional fees of $6,045 mainly for services rendered on the review of the results of the El Nayar Project; and

         v) regulatory fees, shareholder costs and transfer agent fees increased by $6,531, from $15,471 in the six months ended November 30, 2004 to $22,002 in the six months ended November 30, 2005,mainly due to the Company's share consolidation and name change conducted in the six months ended November 30, 2005.

FINANCIAL CONDITION / CAPITAL RESOURCES

To date the Company has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As of November 30, 2005, the Company had a working capital of $192,592. Subsequent to November 30, 2005, the Company completed private placements for 5 million units at $0.50 per unit for gross proceeds of $2.5 million. The Company believes that it currently has sufficient funds to meet ongoing overhead expenditures and the 2006 work program planned for the Mina Real Property. However, the Company will require additional financing to complete its earn-in of the Mina Real Property. In addition, exploration activities may change due to ongoing results and recommendations or the Company may acquire additional mineral properties, which may entail significant funding or exploration commitments. In the event that the occasion arises, the Company may be required to obtain additional financing. The Company has relied solely on equity financing to raise the requisite financial resources. While it has been successful in the past, there can be no assurance that the Company will be successful in raising future financings should the need arise.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has entered into an option agreement to acquire up to a 51% interest in the Mina Real Property. Closing of the agreement is subject to regulatory approval.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Note 2 to the May 31, 2005 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended November 30, 2005 the Company was charged $54,823 for accounting, management, professional and consulting services provided by current and former directors and officers of the Company. As at November 30, 2005, $3,333 remained outstanding to the President of the Company on account of unpaid professional fees and has been included in accounts payable and accrued liabilities.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's activities are conducted in Mexico. Consequently, the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

The Company had an investor relations arrangement with Eland Jennings Inc. ("Eland Jennings") at a rate of $3,000 per month. The arrangement was terminated on June 28, 2005. During the six month period ended November 30, 2005, the Company paid $3,000 (the six months ended November 30, 2004 - $18,000) to Eland Jennings.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at January 24, 2006 , there were 7,267,735 issued and outstanding common shares. In addition there were 720,000 stock options outstanding and exercisable at exercise price ranging from $0.50 to $0.62 per share and 2,974,500 warrants outstanding, with exercise prices ranging from $0.65 to $3.10 per share.

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Douglas Good, a Director and Chief Executive Officer of Rochester Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd., (the issuer) for the interim period ending November 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  January 30, 2006


/s/ DOUGLAS GOOD
----------------------------------
Douglas Good,
Director & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Douglas Good, a Director and Chief Executive Officer of Rochester Resources Ltd., and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Rochester Resources Ltd., (the issuer) for the interim period ending November 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  January 30, 2006


/s/ DOUGLAS GOOD
----------------------------------
Douglas Good,
Director & Chief Executive Officer